

June 18, 2014

Via E-mail
Weng Kung Wong
Chief Executive Officer
Prime Global Capital Group Incorporated
E-5-2, Megan Avenue 1, Block E
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia

>   **Re: Prime Global Capital Group Incorporated**
>   **Form 10-K/A for the Fiscal Year Ended October 31, 2013**
>   **Filed December 30, 2013**
>   **Form 10-Q for the Fiscal Quarter Ended April 30, 2014**
>   **Filed June11, 2014**
>   **File No. 000-54288**

Dear Mr. Wong:

We have reviewed your letter dated October 24, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 28, 2013.

Form 10-K for the fiscal year ended October 31, 2013

Description of Business

Major Customers, page 11

1. We note that you had three significant customers in fiscal year 2013 and, according to your Form 10-Q, three significant customers for the six months ended April 30, 2014. Please tell us what consideration you have given to discussing the material terms of your arrangements with these customers, including the rights and obligations of the

parties. We note your disclosure that you are not a party to any long-term agreements with your customers, but explain whether you have any verbal arrangement or short-term agreements with your customers. To the extent that you continue to have significant customers in future periods, please disclose the identity the customers and the material terms of your arrangements in future filings. See item 101(c)(1)(vii) of Regulation S-K.

Key Vendors, page 11

2. Please tell us what consideration you have given to disclosing the material terms of your arrangements or agreements with your three significant vendors, including any minimum purchase requirements. We note that three vendors in fiscal year 2013 and two vendors for the six months ended April 30, 2014 according to your Form 10-Q accounted for a majority of your purchases.

Legal Proceedings, page 35

3. On page 23 of your Form 10-K, you reference a legal dispute with the township developer, which resulted in the Selangor state government freezing approvals related to your Shah Alam 2 Eco Residential Project in Malaysia. Please advise us whether this is a material legal proceeding requiring disclosure under Item 103 of Regulation S-K. If so, please confirm that you will provide the disclosure in future filings.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 54

4. We note your response to prior comment 4. Please amend your fiscal 2013 and 2012 filings to provide the report of your independent registered public accounting firm for the fiscal year ended October 31, 2011. We refer you to Rule 3-01 of Regulation S-X.

Form 10-Q for the Quarterly Period Ended April 30, 2014

Notes to the Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Properties, plant and equipment, page 9

5. Please clarify your disclosures regarding the amortization period of buildings structures and improvements. In this respect, your table on page 9 indicates the estimated useful life is 33 years, but your disclosures on that same page indicate the amortization period is 50 years.

6. We note from your disclosures on page 28 that you changed the estimated amount of rental revenues you expect to generate on annualized basis from your 12 and 15 story buildings. Please provide us with you impairment analysis for both properties. Tell us whether estimated rental revenues over the remaining life of the building structures and improvements are sufficient to cover the carrying values. We refer you to ASC 360-10-35.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief